

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2012

Via E-mail
Maurizio Vecchione
Chief Executive Officer
SRKP 16, Inc.
5777 West Century Blvd., Suite 360B
Los Angeles, CA 90045

> **Re:** **SRKP 16, Inc.**
> **Form 8-K**
> **Filed January 18, 2012**
> **File No. 000-52932**

Dear Mr. Vecchione:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please include Item 5.03 to the extent that you intend to change your fiscal year from December 31 to October 31.

2.   In the appropriate section, please revise to discuss the background associated with the consummation of the acquisition transaction. Such discussion should include the timeline and persons involved with the negotiation.

3.   Please provide us with support for all quantitative and qualitative business and industry data used in this document. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Exchange Act Rule 24b-2 and that such material should be returned to the registrant upon completion of the

staff review process.

4. In your summary section, please revise to briefly highlight the convertible note that is matured and in default. In your liquidity section, discuss whether you are able to fund the difference between the amount that certain note holders have agreed to convert and the amount that will remain outstanding. Clarify whether the agreement to convert is documented.

5. Please refer to Item 101(h)(viii) of Regulation S-K and revise your disclosure to include a discussion of the need for any government approval of your principal products or services.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

Executive Summary, page 2

6. Please revise to highlight that Arrogene has not yet generated any revenue and that operations have been limited to development.

Principal Terms of the Share Exchange, page 4

7. Please revise to clarify whether shareholder approval was required for this business combination and, if so, how you obtained such approval. If you determined that shareholder approval was not required, please tell us your basis for such determination.

8. Please disclose the number of Arrogene shareholders that received your shares and discuss the factual basis used to rely upon Section 4(2) of the Securities Act and Rule 506 of Regulation D.

Arrogene's Business, page 12

9. You disclose that you are developing and manufacturing Polycefin. Please revise to discuss your ability to develop and manufacture Polycefin without an effective license.

Intellectual Property, page 17

10. Please revise your disclosure to include the duration of your license and patents. Please refer to Item 101(h)(vii) of Regulation S-K.

Risk Factors, page 18

Over-the-counter stocks are subject to risks of high volatility and price fluctuation, page 32

11.   Please revise this risk factor heading to clarify that there is no guarantee that your shares will be listed on the Over-The-Counter Bulletin Board.

Item 2.02 Results of Operations and Financial Condition, page 40

Management's Discussion and Analysis, page 40

12.   Please expand your disclosure to provide the company's plan of operations for the next 12 months. Revise to discuss the timeline for making the license effective and your operations once you acquire the exclusive license including detailed milestones, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding. Discuss your operations if you are unable to obtain such license or tell us why such circumstance is not material. Please explain how the company intends to meet each of the milestones if it cannot receive funding.

Item 3.02 Unregistered Sales of Equity Securities, page 47

13.   Please revise to disclose the method used in your continuous private placement to solicit investors. Also, please clarify if you have to reserve the 13% in placement agent commissions and expense allowances for payment after the closing. Please disclose the duration of this private placement.

Warrants, page 50

14.   Please revise your disclosure in this section to state the amount of warrants outstanding. Please refer to Item 202(c)(3) of Regulation S-K.

Item 5.01 Changes in Control of Registrant, page 55

The CSMC License, page 57

15.   Please revise to clarify if you have attempted to obtain an extension to the October 31, 2011 deadline. If not, discuss the reasonable basis for your belief that timing is not an issue.

16.   Please clarify whether NIH grants previously funding the product development impacts your ability to exclusively leverage the technology.

17.   Please revise to cite the in vivo and in vitro studies that discuss the effectiveness of Polycefin as a targeting platform.

18.   Please revise to clarify if you have to make any payments for the use CSMC's research laboratory and facilities. Also, discuss any limitations associated on such use.

19.   We note you indicate that Arrogene will also be granted certain additional rights on future derivative intellectual properties developed by CSMC. Please expand your disclosure to explain.

Executive Officers, Directors and Key Employees, page 59

Director Independence, page 61

20.   Please revise your disclosure to provide the information required by Item 407(a) of Regulation S-K or advise.

Executive Officers and Directors Following Share Exchange, page 61

21.   We note you identify Doctors Ljubimova, Ljubimov and Holler as key executives on page 67. Please revise to identify them and describe their background in this section or tell us why you are not required to do so. Please refer to Item 401(c) of Regulation S-K.

Involvement in Certain Legal Proceedings, page 63

22.   Please revise your disclosure under this heading to provide the information required by Item 401(f) of Regulation S-K for events that occurred during the past ten years.

Scientific Advisory Board, page 63

23.   We note that the Scientific Advisory Board will be chaired by Dr. Keith Black, one of your founders and principal shareholders. Please provide more details on Dr. Black's involvement with the company, the role of the Scientific Advisory Board and whether its members will receive compensation.

Executive Compensation, page 64

24.   We note you indicate that the Company has entered into compensation agreements with the individuals listed on page 66 and that Arrogene contracted with a management consulting firm controlled by Mr. Vecchione for the services of Mr. Vecchione. Please file these agreements as exhibits or tell us why you are not required to do so.

Certain Relationships and Related Transactions, page 68

25.   We note you indicate on page 6 that upon the final closing of the private placement, the placement agents are to be paid a commission equal to 10% of the gross proceeds from the financing and a 3% non-accountable expense allowance, in addition to Placement Agent Warrants equal to 10% of the number of shares of common stock underlying the Units sold in the Offering. Please revise your disclosure to quantify the amount each of the former controlling stockholders and control persons received as a result of these transactions and their interests in the placement agents.

26.   We note you indicate on page 69 that you entered into a business and financial consulting agreement with an entity controlled by the Chairman of your Board. Please revise your disclosure to name this entity. Please also revise to indicate the amount the company paid to this entity in 2010 and 2011. In addition, please file this agreement as an exhibit or tell us why you are not required to do so.

Security Ownership of Certain Beneficial Owners and Management Following the Share Exchange, page 70

27.   Please revise your disclosure in the footnotes to the Table to identify the natural persons that control the voting and dispositive power associated with the securities owned by Cedars-Sinai Medical Center and GVC Capital, LLC.

Report of Independent Registered Public Accounting Firm, page F-1

28.   Please file Item 4.01 of Form 8-K to report the recent change in accountants, providing all the disclosures required by Item 304 of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone, Staff Accountant, at 202-551-3429 or Jessica Barberich, Assistant Chief Accountant, 202-551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Senior Counsel

cc: Jeffrey Sperber
        SRKP 16, Inc.
        Via E-mail